UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-12837

/x/ Form 10-K / / Form 20-F / / Form 11-K / / From 10-Q / / Form N-SAR (Check
One):

                       For Period Ended: October 31, 2000


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.



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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART 1 -- REGISTRANT INFORMATION

                               Renco Metals, Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable


                               238 North 2200 West
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            Address of Principal Executive Office (Street and Number)


                            Salt Lake City, UT 84116
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                            City, State and Zip Code






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                       PART II -- RULES 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 could not be filed within the prescribed time period due to delay in obtaining and compiling financial and other information required to be included in the Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense.



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                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

      Roger L. Fay                  (212)                   541-6000
    ------------------           -----------        ---------------------
        (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: A significant change in results of operations from the corresponding period for the last fiscal year is the continued worsening of magnesium market conditions, as has been reported in the registrant's quarterly reports on Form 10-Q throughout fiscal 2000. For fiscal year 2000, magnesium sales volume declined approximately 13% and magnesium sales prices declined approximately 7% when compared to the corresponding prior period. Net sales in the magnesium segment declined by a total of approximately $23 million.

As disclosed on the registrant's current report on Form 8-K filed December 19, 2000, subsequent to the registrant's October 31, 2000 fiscal year end, the registrant exited the steel wholesaling and fabricating business when it sold all the outstanding shares of capital stock of its subsidiary, Sabel Industries, Inc. The transaction resulted in a loss on disposal estimated at $1.7 million. Accordingly, the estimated loss on disposal will be recognized in the financial statements for the period ended October 31, 2000, and the steel segment's operating results will be presented as discontinued operations. Sabel's net income for 2000 was $154,000.

Subject to review by independent auditors, the registrant's net income (loss) from continuing operations declined by an estimated $24.8 million, from net income from continuing operations of $5.4 million in 1999 to a net loss from continuing operations of $19.4 million in 2000. Net loss for 2000 is estimated to be $20.9 million, compared to net income of $5.3 million in 1999.

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                               Renco Metals, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: January 30, 2001                     /s/ Roger L. Fay
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                                              Name:  Roger L. Fay
                                              Title: Vice President - Finance